Exhibit 99.1

Rectitude Holdings Announces Opening of New Strategic Branch in 65 Kaki Bukit Ave 1, Shun Li Industrial Park, Singapore

SINGAPORE, August 21, 2025 – Rectitude Holdings Ltd. (Nasdaq: RECT; the “Company” or “Rectitude”), a Singapore-based provider of safety equipment and related industrial products, today announced the opening of a new branch at 65 Kaki Bukit Ave 1, Shun Li Industrial Park, Singapore. This strategic expansion strengthens the Company’s local presence, improves accessibility to high-demand product categories such as paint and power tools, and reinforces its position as a leading provider of safety and industrial solutions in the region.

The new branch officially opened in August 2025 and has been ramping up its operations since. The branch covers a total area of approximately 82 square meters (880 square feet) and the facility stocks in-demand products that local businesses and institutions rely on to maintain operation reliability and ensure worker safety.

Located just 10 minutes from the Central Business District, the Kaki Bukit branch is strategically positioned near key customer workplaces. It is also easily accessible via Kaki Bukit Road, ensuring access from all directions in Singapore and allowing expedited delivery capabilities. With guaranteed product availability across multiple categories, customers can easily obtain the right solutions when they need them.

“The opening of our new branch and its strategic location selection aligns with Rectitude’s long-term strategy of expanding our presence across Singapore to enhance accessibility and better serve our customers,” said Jian Zhang, Chairman, Chief Executive Officer, and Executive Director at Rectitude. “This branch will be led by Mr. Lim Vui Fung and Mr. Huang Dong, both exceptional leaders who will be focused on driving growth in Singapore. We believe this new branch will help meet our growing business needs and demonstrate our commitment to providing our customers with a variety of safety equipment and related industrial products in a timely manner. As local businesses expand in Singapore, they need reliable suppliers like Rectitude to deliver quality products when and where they are required.”

About Rectitude

Founded in 1997 in Singapore, Rectitude is principally involved in the provision of safety equipment, encompassing essential items such as personal protective clothing, gloves, safety footwear, personal fall arrest systems, portable fire extinguishers and traffic products. The Company also offers auxiliary products such as industrial hardware tools and electrical hardware required for construction sites. Rectitude’s products and solutions are marketed to a wide array of distributor networks and end markets, both in Singapore and increasingly throughout the Southeast Asian region, including Brunei, Cambodia, Malaysia, Indonesia, and Vietnam.

For more information, please visit the Company’s website: https://ir.rectitude.com.sg

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Rectitude

Investor Relations

Email: ir@rectitude.com.sg

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global